Exhibit 99.1

Vitru Limited

(the "Company")

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of the Company located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, State of Santa Catarina, 88032-005, Brazil and virtually on December 3, 2021 at 11:00 am (São Paulo time).

The AGM will be held at the offices of the Company in accordance with Cayman Islands law, but given the ongoing COVID-19 pandemic, we strongly encourage shareholders to submit a proxy or, if they wish to attend in person, to participate in the AGM in a virtual form. The Company will also be hosting the meeting live via the Internet. To attend the meeting via the Internet, please visit https://web.lumiagm.com/224321184 and be sure to have the password and control number indicated on your proxy card available.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	to resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2020 be approved and ratified; and

2	to resolve, as an ordinary resolution, to elect Aline Sun as an independent member of the Board of Directors of the Company.

Aline’s profile is included in the Schedule to this Notice.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the “Board”) has fixed the close of business on October 25, 2021 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed proxy card attached to this Notice.

By order of the Board

/s/ Edson Gustavo Georgette Peli

Name: Edson Gustavo Georgette Peli

Title: Chairman

Dated: October 28, 2021

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

Important Notice Regarding the Availability of Proxy Materials for the Vitru Limited Shareholder Meeting to be Held on December 3, 2021

Our proxy statement and our 2020 annual report on Form 20-F can be accessed, free of charge, at http://www.astproxyportal.com/ast/23716 and on the SEC’s website at https://www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com for registered shareholders and at www.proxyvote.com for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person.

3	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

4	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

5	No business shall be transacted at the AGM unless a quorum is present. As set out in the articles of association of the Company, a quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.

Schedule

Aline Sun. Mrs. Sun has over 25 years of experience in capital markets, including being the founder and chief executive officer of Guide Investimentos from 2013 to 2020. She was also a consultant at Pacífico Asset Management from 2011 to 2013, a superintendent in the asset management team at Itaú Unibanco from 2009 to 2011 and at Unibanco from 2004 to 2009, a senior product manager at Bank Boston from 2000 to 2004, a senior trader at Banco BBM in Rio de Janeiro and at BBM Securities in New York from 1996 to 1999, and a trader at Banco Icatu S.A. from 1993 to 1996. She has a bachelor’s degree in business administration from the Pontifícia Universidade Católica de São Paulo, an MBA in finance from the Universidade de São Paulo and a master’s degree in governance from Gonew.co.